UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-33407

American Pharmaceutical Partners, Inc. Savings and Retirement Plan

(Full title of the plan)

American Pharmaceutical Partners, Inc.

(Name of issuer of the securities held)

1501 East Woodfield Road, Suite 300 East Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

American Pharmaceutical Partners

Savings and Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

American Pharmaceutical Partners Savings and Retirement Plan

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Trustees

American Pharmaceutical Partners

  Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the American Pharmaceutical Partners Savings and Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements as a whole.

ERNST & YOUNG LLP

May 24, 2005

Chicago, Illinois

American Pharmaceutical Partners

Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$63,509,091	$53,847,850
Receivables:
Company contributions	136,140	37,607
Participant contributions	151,333	—
Due from broker for pending trades	125,265	8,751
Accrued interest	10,421	24,545

	423,159	70,903

	63,932,250	53,918,753
Liability
Refund of excess contributions	100,361	—

Net assets available for benefits	$63,831,889	$53,918,753

See accompanying notes.

American Pharmaceutical Partners

Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Net investment income:
Interest and dividend income	$1,814,520
Net appreciation in fair value of investments	3,800,981

5,615,501
Contributions:
Participants	4,774,541
Employer	1,660,736
Rollovers	789,223

7,224,500

Total additions	12,840,001

Deductions
Benefits paid to participants	2,921,532
Administrative expenses	5,333

Total deductions	2,926,865

Net increase	9,913,136
Net assets available for benefits:
Beginning of year	53,918,753

End of year	$63,831,889

See accompanying notes.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the American Pharmaceutical Partners (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering eligible employees of the Company. Generally, employees are eligible to participate provided they are scheduled to work 1,000 hours or more in a year and are not subject to a collective bargaining agreement. Participation may commence upon the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Company with recordkeeping responsibilities provided by JP Morgan Retirement Plan Services. Effective November 18, 2003, custodial and trustee responsibilities are provided by JP Morgan Chase Bank Investor Services. Prior to November 18, 2003, custodial and trustee responsibilities were provided by UMB Bank, N.A.

Contributions

Participants may elect to defer from 1% to 100% of their compensation each pay period and contribute those amounts to the Plan. The Company makes a matching contribution equal to 50% of each participant’s deferral, up to 6% of each participant’s compensation, within Internal Revenue Service (IRS) limits. At its discretion, the Company may make a discretionary profit-sharing contribution. Participants must have completed at least 300 hours of service during the year and be employed on the last day of the Plan year to be eligible for an allocation of this profit-sharing contribution. During 2004, no discretionary profit-sharing contributions were made.

Investment Options

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund options. The Plan also provides for a self-directed feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks offered through Charles Schwab.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may obtain loans from their account balances for a maximum of 50% of the vested account balance or $50,000, whichever is less. Such loans bear interest at the prime rate plus 1% and are due and payable in full if regular repayments stop, the participant terminates employment with the Company, or the participant dies.

Vesting

Participants’ contributions and earnings thereon are always fully vested.

Company matching contributions and, effective January 1, 2003, discretionary profit-sharing contributions, vest according to the following schedule:

Years of Service	Vested Percentage
Less than 1 year	30%
At least 1 year but less than 2	50
At least 2 years but less than 3	80
3 years or more	100

Company discretionary profit-sharing contributions vest over continuous years of service. Prior to January 1, 2003 a participant was 100% vested after 6 years of credited service.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

A participant also becomes 100% vested upon normal retirement age, death, or permanent disability.

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined, disability, death, and termination. Participants may elect various payment options, including installment or lump-sum payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under the law.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and will be entitled to their entire account balance.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value based on the quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments. Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan for the year to which they relate.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all expenses incurred in the administration of the Plan, except management fees, are paid by the Company.

3. Investments

	December 31
	2004	2003
Investments at fair value:
Mutual funds	$51,720,347	$42,797,160
Common collective trust	7,949,798	7,465,602
American Pharmaceutical Partners common stock	948,271	467,409
Self-directed brokerage account	1,173,206	1,359,776
Money market fund	7,812	6,923
Participant loans	1,709,657	1,750,980

Total investments, at fair value	$63,509,091	$53,847,850

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

During 2004, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock and mutual funds (self-directed)	$(34,396)
American Pharmaceutical Partners common stock	163,217
Mutual funds	3,672,160

$3,800,981

Investments that represent 5% or more of the Plan’s assets are as follows:

	December 31
	2004	2003
Common collective trust:
American Century Stable Asset Fund	$7,949,798	$7,465,602
Mutual funds:
American Century Ultra Fund	12,917,517	11,475,405
American Century Value Fund	5,814,912	4,423,611
American Century Heritage Fund	5,363,400	4,725,627
American Century Equity Index Fund	5,107,544	4,455,524
American Century International Growth Fund	5,099,638	4,591,208
American Century Vista Fund	3,937,341	2,700,000
American Century Income and Growth Fund	3,731,180	2,894,312
American Century Strategic Allocation – Moderate Fund	3,417,037	*
American Century Diversified Bond Fund	3,278,438	*

*	Below 5% threshold.

American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 7, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Subsequent Events

Effective January 1, 2005, the following changes were made to the Plan:

Principal Financial Group was retained as custodian/recordkeeper to replace JP Morgan Chase Bank Investor Services and JP Morgan Retirement Plan Services as trustee and recordkeeper, respectively.

Employees are eligible to participate in the Plan after completion of one month of service and can enter the Plan on the first day of the following month.

Upon meeting the eligibility requirements, participants are automatically enrolled in the Plan to contribute 3% of compensation, unless they elect a different percentage.

The Company will contribute a qualified, nonelective contribution equal to 3% of a participant’s compensation.

Participants are immediately 100% vested in Company nonelective contributions.

Supplemental Schedule

American Pharmaceutical Partners

Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #68-0389419     Plan #001

December 31, 2004

Identity of Issuer	Shares/ Units	Current Value
J.P. Morgan Chase Bank Investor Services*:
American Century Stable Asset Fund	7,949,798	$7,949,798
American Century Ultra Fund	437,882	12,917,517
American Century Vista Fund	271,167	3,937,341
American Century Heritage Fund	452,608	5,363,400
American Century Value Fund	786,862	5,814,912
American Century International Growth Fund	562,874	5,099,638
American Century Strategic Allocation – Conservative Fund	191,626	1,071,191
American Century Strategic Allocation – Moderate Fund	504,732	3,417,035
American Century Strategic Allocation – Aggressive Fund	257,088	1,982,151
American Century Income and Growth Fund	121,656	3,731,180
American Century Equity Index Fund	1,057,463	5,107,544
American Century Diversified Bond Fund	320,786	3,278,438
American Pharmaceutical Partners common stock*	25,348	948,271
JP Morgan Chase Bank Money Market Fund*	7,812	7,812
Self-Directed Brokerage Account	—	1,173,206
Participant loans (interest rates from 5% to 10.5%)	—	1,709,657

		$63,509,091

*	Represents a party in interest to the Plan.

Exhibits

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pharmaceutical Partners, Inc. Savings and Retirement Plan

By:	/s/ MIA IGYARTO
Mia Igyarto
Plan Administrator

Date: June 29, 2005